[LETTERHEAD OF CHESAPEAKE LODGING TRUST]

April 4, 2014

VIA EDGAR

Mr. Daniel Gordon

Mr. William Demarest

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chesapeake Lodging Trust
Form 10-K for the fiscal year ended December 31, 2013
Filed on February 20, 2014
File No. 1-34572

Gentlemen:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Commission’s letter dated March 18, 2014 (the “Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”) of Chesapeake Lodging Trust (the “Trust”), which was filed with the Commission on February 20, 2014.

For convenience of reference, each Staff comment is reprinted below in italics, numbered as it was in the Letter, and is followed by the Trust’s corresponding response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1.	We note that you believe comparison of results of operations is not meaningful due to the large amount of acquisitions from year to year and that we have commented on this in the past. From reading your results of operations an investor would not be able to figure out how much of your revenue and expenses are from same store operations and how much is from acquisition and new development. It appears that over half of your hotels would meet the same store criteria and we [sic] believe this would be beneficial disclosure to an investor. Please tell us why you continue to not include this disclosure.

RESPONSE: Given the Trust’s rapid and consistent growth through acquisitions of hotels in each year since its commencement of operations following its initial public offering in 2010, the Trust has not used a same store measurement to analyze its operating performance. For 2013, the Trust continued to believe that a same store measurement was not meaningfully helpful to investors because only 11 of the 20 hotels that were owned by the Trust as of December 31, 2013 had been owned by it throughout the entirety of 2012 and 2013.

The Trust acknowledges, however, that the value of disclosure of same store results increases as the relative proportion of results of operations of new acquisitions compared to the results of operations of the Trust’s existing portfolio decreases. With 15 of its 20 hotels qualifying as same store (i.e., “comparable”) for 2013 and 2014, the Trust will add discussion regarding the results of operations of comparable and non-comparable hotels in its 2014 reporting, commencing with its first quarter Form 10-Q.

In addition to the discussion regarding the results of operations of comparable and non-comparable hotels to be included in future filings, to continue to respond to the feedback it has received from the investment community, the Trust will continue to include comparative disclosure of the operating performance of its hotels on the basis of five key performance metrics regularly assessed by management, presented on the same pro forma basis described in response to the Staff’s similar comments from last year and described further in the Trust’s response to the Staff’s second comment, below:

•	Occupancy;

•	ADR;

•	RevPAR;

•	Adjusted Hotel EBITDA, a non-GAAP financial measure which represents the difference between the Trust’s total revenues less its total hotel operating expenses, adjusted to remove the recurring net effect of non-cash amortization of assets and liabilities associated with certain of the Trust’s hotels; and

•	Adjusted Hotel EBITDA Margin, which represents Adjusted Hotel EBITDA divided by total revenues.

Hotel Operating Results, page 30

2.	Please explain to us how the pro forma presentation was derived and why management believes this presentation to be useful. Typically, the presentation of complete pro forma financial information (reflecting the adjustments) in MD&A will be necessary in order to facilitate an understanding of the basis of the information being discussed.

RESPONSE: Based on feedback from certain members of the investment community, the Trust continues to believe it is useful to disclose the key metrics of operational performance of its hotels on a pro forma basis, comparing the results of those hotels that (1) are owned by the Trust at the end of the reporting period and (2) were operating during each of the comparative periods (whether or not owned by the Trust for the entirety of each period). As a matter of terminology, the Trust uses the phrase “pro forma” not in the technical sense of Article 11 of Regulation S-X, but merely to indicate that it is showing these measures of operational performance of its hotels, irrespective of the hotel owner, for the entirety of each comparative period. To provide these pro forma comparisons, the Trust uses financial information and statistical data obtained from the prior owners of all acquired hotels. The pro forma results of operations of hotels acquired in the comparative reporting periods reflect the arithmetic combination of the financial information and statistical data obtained from the hotels’ prior owners with similar information and data generated subsequent to the Trust’s acquisition of the hotels. In limited circumstances, the Trust may make necessary adjustments to the information obtained from prior owners for presentation of comparable information and of financial information that is in accordance with generally accepted accounting principles in the United States of America. The Trust believes these pro forma comparisons effectively permit assessment of the operating performance of the Trust’s hotels across all comparative periods.

3.	In addition, your explanations for changes in pro forma occupancy, REVPAR, and ADR are generic and do not go into enough detail for an investor to obtain a better understanding of the results of operations. Please revise future filings to provide more meaningful disclosure and provide your revised disclosure for future filings in your response.

RESPONSE: The Trust acknowledges the comment and will expand its disclosure in future filings to indicate what it believes are the key drivers of changes in the results of operations of its comparable hotels. While it is not possible to project what specific factors may impact future results, nor therefore to provide a model of future disclosure for consideration, the Trust expects to assess and disclose material factors that impacted operating performance in future reporting periods. Factors that may result in changes in revenues include, among others, local market conditions and lodging fundamentals, customer segment travel trends, impacts from ongoing or previously completed major renovations and rebrandings, and unforeseen events (i.e., weather events, terrorist attacks, etc.). Factors that may result in changes in hotel operating expenses include, among others, changes in corresponding revenues, asset management efforts and operational changes, and significant increases or decreases in the assessed value of its hotels by tax jurisdictions and the resulting increases or decreases in property tax expense.

*        *        *

On behalf of the Trust, I hereby acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (410) 972-4142 or by e-mail at dvicari@cltreit.com, or Kevin Vold by phone at (202) 626-8357 or by email at kvold@polsinelli.com.

Sincerely,

/s/ Douglas W. Vicari
Douglas W. Vicari
Executive Vice President,
Chief Financial Officer and Treasurer
Chesapeake Lodging Trust

cc:	James L. Francis

Graham J. Wootten

Chesapeake Lodging Trust

Kevin L. Vold

Polsinelli PC